Exhibit 11.1

COMPUTATION OF EARNINGS PER SHARE

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

	YEAR ENDED JUNE 30,
	2010	2009
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	1,251	1,251
WEIGHTED AVERAGE COMMON AND COMMON EQUIVALENT SHARES OUTSTANDING	1,252	1,251
NET INCOME APPLICABLE TO COMMON STOCK	$446	$1,872
TOTAL INCOME PER COMMON SHARE:
Basic	$0.36	$1.50
Diluted	$0.36	$1.50